For Immediate Publication	Exhibit 99.1

Highlights
For the third quarter and first nine months ended September 30, 2002
All amounts are in US$ unless otherwise stated

TIW Reports EBITDA of $71 Million
and Operating Income of $30 Million

- Year-to-date EBITDA increases to $179 million
and operating income to $69 million

•	Consolidated operating income before depreciation and amortization (EBITDA) from continuing operations increased 80% to $71.1 million compared to $39.6 million for the third quarter of 2001. For the first nine months, EBITDA increased 114% to $179.1 million compared to $83.8 million for the same period last year. Operating income from continuing operations increased 262% to $30.4 million compared to $8.4 million for the same period.

•	TIW recorded net additions for the third quarter of 202,200, to reach total subscribers from continuing operations of 3,707,400, up 56% compared to 2,369,800 at the end of the third quarter of 2001.

•	In Romania, MobiFon, the market leader with an estimated 53% share of the cellular market, added 125,500 net subscribers for the third quarter for a total of 2,462,500, compared to 1,622,700 subscribers at the end of the same 2001 period, an increase of 52%. Service revenues reached $112.6 million, an increase of 17% compared to $96.1 million for the third quarter last year. EBITDA increased 23% to $64.4 million compared to $52.4 million for the same period last year and EBITDA as a percentage of service revenue improved to 57% compared to 54% in the quarter ending September 30, 2001. Operating income rose 30% to $43.0 million compared to $32.9 million for the third quarter in 2001.

•	In the Czech Republic, Ceský Mobil added 68,300 net subscribers for the third quarter, to reach 1,139,600 subscribers, an increase of 68% compared to 680,300 subscribers at the end of the third quarter of 2001. Service revenues increased 82% to $62.9 million compared to $34.5 million for the third quarter of 2001. EBITDA was $8.4 million, Ceský Mobil’s third consecutive quarter of positive EBITDA, compared to negative EBITDA of $5.8 million for the same period last year.

•	Consolidated service revenues increased 32% to $175.5 million compared to $132.8 million for the third quarter of 2001 and operating income from continuing operations increased to $30.4 million compared to $8.4 million for the same period last year. Loss from continuing operations was $9.0 million, or $0.02 basic and diluted loss per share compared to income from continuing operations of $217.3 million or $12.87 and $3.26 per basic and diluted share, respectively, for the third quarter of 2001. The current quarter’s loss from continuing operations includes a one time charge of $10.1 million related to MobiFon’s debt refinancing. Income taxes for the quarter were $10.8 million and relates to Romanian taxes where in the corresponding period last year, MobiFon benefited from prior years’ losses carried forward. During the third quarter of 2001, the Company recorded a non-cash gain of $238.9 million on the forgiveness of debt and also recorded a loss on sale of its interest in a Brazilian wireless Internet venture of $8.6 million. After adjustment for the above items, loss from continuing operations for the third quarter of 2001 would have been $13.1 million.

•	During the third quarter, the Company recorded a loss from discontinued operations of $32.3 million in relation with its Brazilian assets due to the deterioration of the value of the Brazilian real relative to the US dollar. As a result, net loss for the third quarter amounted to $41.3 million or $0.08 basic and diluted loss per share. For the third quarter of 2001, the Company recorded a loss from discontinued operations of $33.4 million, for net income of $183.9 million, or $10.83 basic earnings per share and $2.76 fully diluted earnings per share.

•	For the first nine months of 2002, consolidated service revenues increased 34% to $470.6 million compared to $350.5 million for the same period last year. Operating income from continuing operations was $69.0 million compared to an operating loss of $3.2 million for the same period last year, an improvement of $72.2 million. Income from continuing operations was $70.4 million, or $0.16 basic and diluted earnings per share, including a pre-tax non-cash gain of $91.1 million mainly related to the financial restructuring completed during the first quarter and the expiry of the TIW Units and one time debt refinancing charges of $10.1 million.

•	Net loss for the nine month period was $91.5 million or $0.21 basic and diluted loss per share resulting from a $161.9 million loss from discontinued operations recorded during the period. For the 2001 period, the Company recorded income from continuing operations of $178.3 million, or $9.66 and $4.79 per basic and diluted share, respectively, and a $363.9 million loss from discontinued operations mainly related to Dolphin Telecom plc, partially offset by the $238.9 million non-cash gain on the forgiveness of debt described above, resulting in a net loss of $185.6 million, or $12.74 and $4.95 per basic and diluted share, respectively.

Press Release
For the third quarter and first nine months ended September 30, 2002
All amounts are in US$ unless otherwise stated

TIW Reports EBITDA of $71 Million
and Operating Income of $30 Million

- Year-to-date EBITDA increases to $179 million
and operating income to $69 million

Montréal, Canada, November 12, 2002 – Telesystem International Wireless Inc. (“TIW” or the “Company”) (TSX, “TIW”, Nasdaq, “TIWI”) today reported its results for the third quarter and first nine months ended September 30, 2002.

Consolidated operating income before depreciation and amortization (EBITDA) from continuing operations increased 80% to $71.1 million compared to $39.6 million for the third quarter of 2001. For the first nine months, EBITDA increased 114% to $179.1 million compared to $83.8 million for the same period last year. The strong EBITDA growth reflects the continued solid performance in Romania and improved results in the Czech Republic where the Company’s operating subsidiary recorded a third consecutive quarter of positive EBITDA. Operating income from continuing operations increased 262% to $30.4 million compared to $8.4 million for the same period last year.

“We are pleased with our performance in the third quarter and the first nine months of 2002. Our strong growth in EBITDA and operating income reflects our focus on achieving profitable growth and effective cost management” said Bruno Ducharme, President and Chief Executive Officer of TIW. “MobiFon in Romania remains one of the most profitable mobile operators in Europe while our operation in the Czech Republic having reached a critical mass continues to improve its financial performance.”

Results of Operations

TIW recorded net additions for the third quarter of 202,200, to reach total subscribers from continuing operations of 3,707,400, up 56% compared to 2,369,800 at the end of the third quarter of 2001. Consolidated service revenues increased 32% to $175.5 million compared to $132.8 million for the third quarter of 2001. The strong revenue growth, lower selling, general and administrative expenses (“SG&A”) as a percent of revenues and continued cost management at the corporate level resulted in an operating income from continuing operations of $30.4 million compared to $8.4 million for the same period last year.

Loss from continuing operations was $9.0 million, or $0.02 basic and diluted loss per share compared to income from continuing operations of $217.3 million or $12.87 and $3.26 per basic and diluted share, respectively, for the third quarter of 2001. The current quarter’s loss from continuing operations includes a one time charge of $10.1 million related to MobiFon’s debt refinancing. Income taxes for the quarter were $10.8 million and relates to Romanian taxes where in the corresponding period last year, MobiFon benefited from prior years’ losses carried forward. During the third quarter of 2001, the Company recorded a non-cash gain of $238.9 million on the forgiveness of debt and also recorded a loss on sale of its interest in a Brazilian wireless Internet venture of $8.6 million. After adjustment for the above items loss from continuing operations for the third quarter of 2001 would have been $13.1 million. During the third quarter 2002, the Company recorded a loss from discontinued operations of $32.3 million in relation with its Brazilian assets primarily due to the deterioration of the value of the Brazilian real relative to the US dollar. As a result, net loss for the third quarter amounted to $41.3 million or $0.08 basic and diluted loss per share. For the third quarter of 2001, the Company recorded a loss from discontinued operations of $33.4 million, bringing net income to $183.9 million, or $10.83 basic earnings per share and $2.76 fully diluted earnings per share.

For the first nine months of 2002, consolidated service revenues increased 34% to $470.6 million compared to $350.5 million for the same period last year. Operating income from continuing operations was $69.0 million compared to an operating loss of $3.2 million for the same period last year, an improvement of $72.2 million. Income from continuing operations was $70.4 million, or $0.16 basic and diluted earnings per share, including a pre-tax non-cash gain of $91.1 million mainly related to the financial restructuring completed during the first quarter and the expiry of the TIW Units and one time debt refinancing charges of $10.1 million described above. Net loss for the nine month period was $91.5 million or $0.21 basic and diluted loss per share resulting from a $161.9 million loss from discontinued operations recorded during the period. For the 2001 period, the Company recorded income from continuing operations of $178.3 million, or $9.66 and $4.79 per basic and diluted share, respectively, and a $363.9 million loss from discontinued operations mainly related to Dolphin Telecom plc, partially offset by the $238.9 million non-cash gain on the forgiveness of debt described above, resulting in a net loss of $185.6 million, or $12.74 and $4.95 per basic and diluted share, respectively.

MobiFon S.A. – Romania

MobiFon, the market leader in Romania with an estimated 53% share of the cellular market, added 125,500 net subscribers for the third quarter for a total of 2,462,500, compared to 1,622,700 subscribers at the end of the same 2001 period, an increase of 52%. For the same quarter last year, MobiFon recorded 160,400 net additions and held a market share of approximately 50%. The pre-paid/post-paid mix at the end of the third quarter 2002 was 65/35 compared to 62/38 a year ago, consistent with the higher proportion of prepaid subscribers added during the last 12 months.

Service revenues reached $112.6 million, an increase of 17%, due to a larger subscriber base including a larger proportion of prepaid subscribers, compared to $96.1 million for the third quarter last year. The monthly average revenue per subscriber (ARPU1) was $14.45 as compared with $14.12 in the preceding quarter and $19.04 in the third quarter of 2001. SG&A expenses decreased to 21% of service revenues compared to 23% for the 2001 corresponding period. EBITDA increased 23% to $64.4 million compared to $52.4 million for the same period last year and EBITDA as a percentage of service revenue improved to 57% compared to 54% in the quarter ending September 30, 2001. Operating income rose 30% to $43.0 million compared to $32.9 million for the third quarter in 2001.

For the first nine months, service revenues increased 19% to $311.5 million compared to $260.7 million for the same period last year. EBITDA increased 24% to $172.8 million compared to $138.9 million for the 2001 period. Operating income rose 31% to $110.1 million compared to $83.9 million for the first nine months of 2001.

Ceský Mobil a.s. – Czech Republic

Ceský Mobil added 68,300 net subscribers for the third quarter, to reach 1,139,600 subscribers, an increase of 68% compared to 680,300 subscribers at the end of the third quarter of 2001. Ceský Mobil estimates it held a 14% share of the national cellular market as of September 30, 2002, compared to an 11% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 78% from 58% at the end of the third quarter of 2001 when Ceský Mobil recorded 140,200 net subscriber additions. The pre-paid/post-paid mix as of September 30, 2002 was 71/29 compared to 68/32 at September 30, 2001. The change in mix is primarily attributable to the strong growth in prepaid subscribers experienced during the last quarter of 2001 and the first quarter of 2002.

Service revenues increased 82% to $62.9 million compared to $34.5 million for the third quarter of 2001. The monthly average revenue per subscriber (ARPU1) was $18.20 as compared with $16.65 in the preceding quarter and $17.96 in the third quarter of 2001. Ceský Mobil recorded EBITDA of $8.4 million, its third consecutive quarter of positive EBITDA, compared to negative EBITDA of $5.8 million for the same period last year. This improvement reflects the revenue impact of rapid subscriber growth and economies of scale. SG&A expenses declined to 34% of service revenues compared to 46% for the same period last year. Operating loss improved to $10.9 million compared to $17.0 million for the third quarter of 2001.

For the first nine months, service revenues increased 93% to reach $159.1 million compared to $82.6 million for the same period in 2001. EBITDA reached $12.9 million compared to negative EBITDA of $36.0 million for the first nine months of last year, an improvement of $48.9 million. Operating loss declined to $34.4 million compared to $66.5 million for the same period in 2001.

(1)	The Company uses the term average revenue per user (“ARPU”) which may not be comparable to similarly titled measures reported by other companies. ARPU excludes revenues from other cellular networks’ customers roaming on the Company’s network. ARPU should not be considered in isolation or as an alternative measure of performance under GAAP. The Company believes ARPU is viewed as a relevant supplemental measure of performance in wireless telecommunications industry.

Corporate and Other

The Company’s wireless operations in India and other corporate activities recorded negative EBITDA of $1.6 million and $6.6 million for the third quarter and first nine months of 2002, respectively. This compares to negative EBITDA of $6.9 million and $19.1 million, respectively, for the same periods last year. The improvement reflects mainly a reduction in corporate overhead following the Company’s restructuring.

Liquidity and Capital Resources

For the third quarter of 2002, operating activities provided cash of $28.3 million compared to $51.9 million in 2001. For the first nine months of 2002, operating activities provided cash of $85.9 million compared to using $34.0 million for the same period last year. Results for 2001 include significant changes in operating assets and liabilities mainly related to Ceský Mobil.

Investing activities used cash of $59.0 million and $166.0 million for the third quarter and first nine months of 2002, mainly for the expansion of cellular networks in Romania and the Czech Republic. This compares to $76.8 million and $161.8 million for the third quarter of 2001 and first nine months last year. The higher amount in the first nine months 2002 period reflects mainly the fact that in 2001, investment in the cellular network in the Czech Republic reached a peak during the last quarter of the year while network investment in the current year has been more evenly distributed.

Financing activities provided cash of $26.0 million for the third quarter mainly related to the net proceeds from MobiFon’s long-term debt refinancing described below, net of the repayment of $10 million of the Company’s senior credit facility. Financing activities provided cash of $86.2 million for the first nine months of 2002, reflecting net proceeds of $41.2 million from a recapitalization completed during the first quarter, $303.1 million of additions to long-term debt and $29.9 million of proceeds from investees’ shares issued to non-controlling interest, partially offset by the repayment of short and long-term debt of $270.4 million and the incurrence of $7.8 million of financing costs in connection with MobiFon’s refinancing.

Cash and cash equivalents at the end of the third quarter totaled $86.9 million, including $28.1 million at the corporate level.

As of September 30, 2002, total consolidated indebtedness was $977.5 million, of which $287.3 million was at the corporate level, $267.7 million at MobiFon and $422.5 million at Ceský Mobil. Total indebtedness at the TIW level was mainly comprised of $63.6 million due under the corporate bank facility and $222.1 million in 14% Senior Guaranteed Notes and related accrued interest and contingent payments. Both the total consolidated indebtedness and corporate indebtedness figures reflect the Company’s financial restructuring and recapitalization which was completed during the first quarter of 2002. On August 23, 2002, the maturity of the corporate credit facility was extended to December 15, 2002. Considering the short term maturity of the corporate credit facility, committed cash obligations of the Company for the upcoming 12 months exceed its committed sources of funds and cash on hand. As previously reported, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. The Company continues to review opportunities to refinance or amend the terms of its corporate debt, raise new financing and sell assets. The Company is currently in discussions with the syndicate of lenders to extend the terms of its corporate facility beyond its December 15, 2002 stated maturity. There is no certainty the lenders will agree to such extension. The facility is secured by substantially all of the assets of the Company.

On August 27, 2002, MobiFon closed a $300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at September 30, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at September 30, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is London Interbanks Offered Rate (“LIBOR”) plus a margin of 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus a margin of 2.5% to LIBOR plus a margin of 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52% respectively. In October 2002, MobiFon also entered into interest rate swap agreements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. During the nine-month period ended September 30, 2002, MobiFon has deferred financing costs in the amount of $7.8 million relating to the new senior loan facility. Under the facility, MobiFon must comply with certain affirmative covenants such as the maintenance of certain financial covenants and ratios, including debt and capital ratios. The facility also contains customary negative covenants and mandatory prepayment provisions which, among other things, limit MobiFon’s ability to create liens, dispose of assets or make distributions not provided for by the facility. The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of the Company’s and of the minority interests’ shares in MobiFon and by substantially all of the assets of MobiFon.

During the three month period ended September 30, 2002, the unamortized deferred financing costs relating to the extinguished syndicated senior credit facilities in the amount of $5.2 million were written off and additional interest for early repayment and other cancellation fees totaling $4.9 million was incurred.

During the quarter, MobiFon paid $15.5 million to its shareholders, representing the second installment of a $27.6 million dividend declared in March of this year. The final installment of $0.6 million was paid in October 2002. The Company used a portion of the proceeds to repay $10.0 million of its senior credit facility and to fulfill its funding commitments in its operating subsidiary, Ceský Mobil. On October 30, 2002, the shareholders of MobiFon approved further distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s is $24.6 million which the Company expects to repatriate via the repayment of inter-company loans and interests thereof. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. MobiFon’s shareholders are expected, but not required, to participate pro-rata in the share repurchase. Accordingly, the Company’s ultimate ownership of MobiFon may vary between 53.4% and 54.8%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase.

Conference Call

The conference call with analysts on the third quarter 2002 results for TIW and ClearWave will be made available via an audio web cast from TIW’s Internet site. It will be made available via an audio web cast from TIW’s Internet site. The web cast is scheduled to begin at 9:00 a.m. EST on Wednesday, November 13, 2002 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on November 13 and 11:59 p.m. on December 13. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1295364.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with over 3.7 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

Media:	Investors:
Mark Boutet	Serge Dupuis
Telesystem International Wireless Inc.	Telesystem International Wireless Inc.
Tel.: (514) 673-8406	Tel.: (514) 673-8443
mboutet@tiw.ca	sdupuis@tiw.ca

Our web site address is: www.tiw.ca

TELESYSTEM INTERNATIONAL WIRELESS INC.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA (UNAUDITED)

(in thousands of U.S. dollars, except operating and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001
	$	$	$	$

STATEMENTS OF INCOME (LOSS) AND CASH FLOWS DATA:
Revenues	185,209	139,433	497,992	368,516
Operating income (loss)	30,374	8,433	68,966	(3,190)
Interest expense, net	(26,177)	(28,582)	(77,789)	(89,300)
Foreign exchange gain (loss)	(2,675)	(3,788)	7,540	(2,970)
Gain (loss) on reorganization, Units exchange and expiry and on sale of investments	—	(8,592)	91,127	(6,011)
Expenses related to extinguishment of debt	(10,100)	—	(10,100)	—
Income (loss) from continuing operations	(9,025)	217,261	70,364	178,308
Loss from discontinued operations	(32,269)	(33,383)	(161,901)	(363,909)
Net income (loss)	(41,294)	183,878	(91,537)	(185,601)
Basic and diluted earnings (loss) per share
From continuing operations	(0.02)	12.87	0.16	9.66
From discontinued operations	(0.06)	(2.04)	(0.37)	(22.40)
Net income (loss)	(0.08)	10.83	(0.21)	(12.74)
Diluted earnings (loss) per share
From continuing operations	(0.02)	3.26	0.16	4.79
From discontinued operations	(0.06)	(0.50)	(0.37)	(9.74)
Net income (loss)	(0.08)	2.76	(0.21)	(4.95)
Acquisitions of property plant and equipment	58,963	74,208	166,448	143,535

OPERATING DATA FROM CONTINUING OPERATIONS
Operating income before depreciation and amortization (1)	71,124	39,598	179,167	83,830
Proportionate revenues (2)	77,204	34,722	211,250	93,294
Proportionate operating income before depreciation and amortization (2)	35,061	8,002	90,004	18,928

	As at September 30,	As at December 31,
	2002	2001
	$	$

	(unaudited)

BALANCE SHEET DATA:
Cash and cash equivalents from continuing operations	86,929	85,460
Total assets	1,448,015	1,906,666
Short-term and long-term debt from continuing operations	977,503	912,202
Total capital (3)	1,302,784	1,377,494
Total shareholders’ equity	86,694	169,057

TELESYSTEM INTERNATIONAL WIRELESS INC.

OVERVIEW OF CONTINUING OPERATIONS (4)

(as at September 30, 2002)

		Start-up	Licensed			Equity
		Date of	POPs	Total	Equity	POPs	Equity
	Technology	Operations	(millions)	Subscribers(5)	Interest(6)	(millions)	Subscribers(2)

Central/Eastern
Europe Cellular
Romania	GSM	1997	22.5	2,462,500	54.4%	12.2	1,339,600
Czech Republic	GSM	Q1 2000	10.3	1,139,567	19.8%	2.0	225,600

			32.8	3,602,067		14.2	1,565,200
Other
India (Rajasthan)	GSM	1997	56.5	105,270	12.7%	7.2	13,400

			56.5	105,270		7.2	13,400

Total			89.3	3,707,337		21.4	1,578,600

(1)	The Company uses the term operating income before depreciation and amortization, also defined as EBITDA, which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

(2)	Proportionate financial figures and other operational data represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

(3)	Consists of share capital, warrants, additional paid-in-capital, equity component of convertible debentures and Units.

(4)	The results of Central and Eastern Europe are fully consolidated. India’s results are accounted for in a manner similar to the equity method. The results of the Company’s interests in Telpart are reported as discontinued operations.

(5)	Figures include 2,406,846 and 60,383 prepaid subscribers in Central and Eastern Europe and India, respectively.

(6)	Figures represent the Company’s direct and indirect ownership interests in its operations before the exercise of options.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
text
Earnings release for the third quarter

TELESYSTEM INTERNATIONAL WIRELESS INC.

THIRD QUARTER 2002

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED BALANCE SHEETS [Note 1]

(in thousands of U.S. dollars)

	September 30,	December 31,
	2002	2001
	$	$

	(unaudited)	[Note 1]

ASSETS
Current assets
Cash and cash equivalents	86,929	85,460
Trade debtors	47,689	48,759
Inventories	17,943	15,385
Value added taxes recoverable	3,023	6,772
Deferred tax assets	2,912	3,548
Prepaid expenses	19,617	11,446
Vendor prepayments	3,864	10,566
Current assets related to discontinued operations	—	182,047
Other current assets	8,218	7,774

Total current assets	190,195	371,757

Property, plant and equipment	971,480	871,915
Licenses	95,981	97,667
Goodwill [Note 2]	52,606	52,606
Non-current assets related to discontinued operations	—	470,043
Deferred financing costs [Note 8]	21,807	25,224
Investments and other assets [Note 10]	115,946	17,454

	1,448,015	1,906,666

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	63,588	83,500
Trade creditors and accrued liabilities	105,565	107,327
Current liabilities related to discontinued operations	9,962	107,727
Deferred revenues	30,885	32,370
Current portion of long-term debt [Note 8]	52	44,519

Total current liabilities	210,052	375,443

Long-term debt [Note 8]	913,863	784,183
Deferred tax liabilities	5,038	3,548
Non-current liabilities related to discontinued operations	—	381,432
Other non-current liabilities	14,815	14,775
Non-controlling interest	217,553	178,228

SHAREHOLDERS’ EQUITY [NOTE 3]
Share capital	1,056,595	696,954
Additional paid-in-capital	244,875	—
Equity component of convertible debentures	—	405,195
Units	—	260,843
Warrants	1,314	14,502
Deficit	(1,219,812)	(1,126,015)
Cumulative translation adjustment [Note 5]	3,722	(82,422)

Total shareholders’ equity	86,694	169,057

	1,448,015	1,906,666

Contingency [Note 1]

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT (UNAUDITED) [Note 1]

(in thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001
	$	$	$	$

		[Restated, Note 11]		[Restated, Note 11]

REVENUES
Services	175,457	132,844	470,584	350,534
Equipment	9,752	6,589	27,408	17,982

	185,209	139,433	497,992	368,516
Cost of services	52,884	43,695	143,979	124,322
Cost of equipment	15,016	10,268	41,924	29,792
Selling, general and administrative expenses	46,185	45,872	132,922	130,572
Depreciation and amortization	40,750	31,165	110,201	87,020

OPERATING INCOME (LOSS)	30,374	8,433	68,966	(3,190)
Interest expense	(26,963)	(29,771)	(79,209)	(94,863)
Interest income	786	1,189	1,420	5,563
Foreign exchange gain (loss)	(2,675)	(3,788)	7,540	(2,970)
Gain on forgiveness of debt	—	238,940	—	238,940
Gain (loss) on reorganization, Units exchange and expiry and on sale of investments [Note 3]	—	(8,592)	91,127	(6,011)
Expenses related to extinguishment of debt [Note 8]	(10,100)	—	(10,100)	—

Income (loss) before income taxes and non-controlling interest and discontinued operations	(8,578)	206,411	79,744	137,469
Income taxes [Note 4]	10,788	(487)	26,278	(487)

Income (loss) before non-controlling interest and discontinued operations	(19,366)	206,898	53,466	137,956
Non-controlling interest	10,341	10,363	16,898	40,352

Income (loss) from continuing operations	(9,025)	217,261	70,364	178,308

Loss from discontinued operations	(32,269)	(33,383)	(161,901)	(363,909)

Net income (loss)	(41,294)	183,878	(91,537)	(185,601)
Deficit, beginning of period as previously reported	(1,178,518)	(1,227,543)	(1,126,015)	(858,602)
Adjustment [Note 11]	—	—	—	14,863

As restated	(1,178,518)	(1,227,543)	(1,126,015)	(843,739)
Interest paid in shares on convertible debentures	—	—	—	(11,625)
Accretion of equity component of convertible debentures	—	(7,133)	(2,260)	(9,833)

Deficit, end of period	(1,219,812)	(1,050,798)	(1,219,812)	(1,050,798)

Basic earnings (loss) per share
From continuing operations	(0.02)	12.87	0.16	9.66
From discontinued operations	(0.06)	(2.04)	(0.37)	(22.40)
Net income (loss)	(0.08)	10.83	(0.21)	(12.74)

Diluted earnings (loss) per share
From continuing operations	(0.02)	3.26	0.16	4.79
From discontinued operations	(0.06)	(0.50)	(0.37)	(9.74)
Net income (loss)	(0.08)	2.76	(0.21)	(4.95)

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) [Note 1]

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001
	$	$	$	$

		[Restated, Note 11]		[Restated, Note 11]
OPERATING ACTIVITIES
Income (loss) from continuing operations	(9,025)	217,261	70,364	178,308
Depreciation and amortization	40,750	31,165	110,201	87,020
Non-cash interest on long-term debt	2,122	12,344	20,916	41,527
Non-controlling interest	(10,341)	(10,363)	(16,898)	(40,352)
Gain (loss) on reorganization, Units exchange and expiry and on investments	—	8,592	(91,127)	6,011
Gain on forgiveness of debt	—	(238,940)	—	(238,940)
Other non-cash items	834	(6,991)	(3,210)	4,358
Changes in operating assets and liabilities	3,988	38,864	(4,352)	(71,970)

Cash provided by (used in) operating activities	28,328	51,932	85,894	(34,038)

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(58,963)	(74,208)	(166,448)	(143,535)
Increase of ownership in subsidiaries	—	—	—	(23,239)
Other investments and advances	—	(2,571)	489	4,954

Cash used in investing activities	(58,963)	(76,779)	(165,959)	(161,820)

FINANCING ACTIVITIES
Increase in (repayment of) short-term loans	(10,000)	30,540	(19,911)	(23,960)
Proceeds from units issued, net of issue costs	—	—	—	248,591
Proceeds from shares issued, net of issue costs	—	—	—	667
Proceeds from recapitalization, net of costs [Note 3]	—	—	41,202	—
Proceeds from subsidiary’s shares issued to non-controlling interest	—	14,769	29,930	50,303
Subsidiary’s dividends paid to non-controlling interest	(5,636)	—	(9,806)	—
Proceeds from long-term debt	275,223	59,762	303,150	85,142
Repayment of long-term debt	(226,117)	(3,939)	(250,556)	(6,818)
Deferred financing costs	(7,482)	—	(7,790)	—
Payments made in notes exchange, including fees and costs	—	(55,838)	—	(55,838)
Additions to cash and cash equivalents — restricted	—	(91,581)	—	(91,581)

Cash provided by (used in) financing activities	25,988	(46,287)	86,219	206,506

Net effect of exchange rate translation on cash and cash equivalents	(1,118)	1,971	1,142	(959)

Cash provided by (used in) continuing operations	(5,765)	(69,163)	7,296	9,689

Cash used in discontinued operations	(1,671)	(20,139)	(5,827)	(78,118)

Increase (decrease) in cash and cash equivalents	(7,436)	(89,302)	1,469	(68,429)
Cash and cash equivalents, beginning of period	94,365	151,548	85,460	130,675

Cash and cash equivalents, end of period	86,929	62,246	86,929	62,246

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2002
(in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements, with the exception of the change in the Canadian accounting policies mentioned in Note 2. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2001, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

As at September 30, 2002, due to the maturity of its corporate credit facility on December 15, 2002, the committed cash obligations of the Company for the upcoming twelve months exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. In addition, it will be necessary for the Company to comply with covenants to have access to its financing arrangements according to the terms of the related agreements. As previously reported, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. The Company continues to review opportunities to refinance or amend the terms of its corporate credit facility, raise new financing and sell assets. [See Note 7].

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company not be successful in its efforts to refinance or amend the terms of its corporate credit facility, raise new financing and sell assets.

NOTE 2
CHANGE IN CANADIAN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted CICA 3870 Stock-based compensation and other stock based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock options with no cash settlement features. The fair value of stock options is determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding net income is required and has been determined as if the Company has accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for 2002: weighted-average risk-free interest rates of 5.0%; dividend yields of 0%; weighted-average volatility factors of the expected market price of the Company’s Subordinated Voting Shares of 40.0%; and a weighted-average expected life of the options of 5 years.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2002

(in thousands of U.S. dollars)

NOTE 2

CHANGE IN CANADIAN ACCOUNTING POLICIES (CONT’D)
For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma net loss under Canadian GAAP would be increased by $2.6 million for the nine months ended September 30, 2002, considering all options issued since the beginning of the plans and would not have changed basic and diluted earnings-per-share figures.

In the first quarter of fiscal 2002, the Company adopted the standard in Section 3062, Goodwill and Other Intangible Assets, of the Canadian Institute of Chartered Accountants Handbook, to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying amount over the fair value of goodwill is charged to earnings.

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001
	$	$	$	$

		[Restated, Note 11]		[Restated, Note 11]
Reported net income (loss)	(41,294)	183,878	(91,537)	(185,601)
Amortization of goodwill from continuing operations	—	700	—	1,907
Amortization of goodwill from discontinued operations	—	1,900	—	5,945

Adjusted net income (loss)	(41,294)	186,478	(91,537)	(177,749)

Adjusted earnings (loss) per share
Basic	(0.08)	10.98	(0.21)	(12.26)
Fully diluted	(0.08)	2.80	(0.21)	(4.74)

NOTE 3

RECAPITALIZATION
During the first quarter of 2002, the Company completed several transactions contemplated by an agreement between Telesystem Ltd., then the Company’s largest shareholder, and certain of the Company’s other stakeholders (“the Agreement”), as described in Note 18 to its 2001 annual financial statements.

As a result of this recapitalization, the Company recognized in the first quarter of 2002 a gain of $1.5 million on the redemption of 7% Equity Subordinated Debentures and a gain of $46.1 million on the exchange of Units. The Unit exchange resulted is an increase in the Company’s equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9%, respectively.

On May 17, 2002, and following shareholders’ approval, the Company amended the terms of the Employee Stock Option Plan as described in Note 18 to the 2001 financial statements. On the same date, a Performance Unit Plan became effective. Under the Performance Unit Plan, performance units have been issued to certain holders of options granted under the Employees’ Stock Option Plan.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2002
(in thousands of U.S. dollars)

NOTE 3
RECAPITALIZATION (CONT’D)

Performance units give right, upon a change of control of the Company, to the payment in cash of the difference between the then market price of the Subordinate Voting Shares of the Company and the threshold price of the performance units. An aggregate of 15.4 million performance units were issued to option holders at an average threshold price of US$1.50 or Cdn$2.38 per performance unit. For each option granted in the future under the Employees Stock Option Plan to a holder of performance units, one performance unit held by such holder will be cancelled. Following the grant of 15,430,000 performance units, no additional performance units are expected to be granted under the Performance Unit Plan.

On September 30, 2002, 18.7 million warrants issued in connection with the Company’s recapitalization plan expired. The carrying value of $0.9 million assigned to these warrants has been credited to additional paid-in-capital.

NOTE 4
INCOME TAXES

The Company has recorded an income tax expense of $26.3 million for the nine month periods ended September 30, 2002. This amount primarily relates to the Company’s operating subsidiary, MobiFon S.A., which has generated net income and has utilized all its net operating loss carryforwards.

NOTE 5
FOREIGN CURRENCY

The increase in the cumulative translation adjustment account of $86.1 million net of minority interest, reported as a component of shareholders’ equity, as compared to December 31, 2001 is mainly explained by the appreciation of the Czech Koruna during the period of $3.1 million, less $34.7 million related to the devaluation of the Brazilian real during the period ended June 30, 2002 and the realization of the cumulative translation adjustment losses related to Brazil of $118.5 million during the second quarter of 2002 [see Note 10]. The exchange rate was 35.587 Czech Koruna for one US dollar and 30.769 Czech Koruna for one US dollar as at December 31, 2001 and September 30, 2002, respectively. The exchange rate for the Brazilian real was 2.310 for one US dollar and 2.817 for one US dollar as at December 31, 2001 and September 30, 2002, respectively.

As at June 30, 2002, the cumulative translation adjustment included as a component of shareholders’ equity included a translation adjustment of $19.9 million attributable to non-controlling interest. This misclassification had no impact on net income and has been adjusted in the preparation of these financial statements for the period ended September 30, 2002.

In addition, to manage a portion of its Euro based borrowing exposure, the Company’s operating subsidiary Ceský mobil a.s., entered into a six-month Euro to Koruna cross currency swap arrangement for €60.0 million ($59.2 million) on May 11, 2002. The change in fair value of this instrument, amounting to $1.0 million, is included in current liabilities and this unrealized loss has been reflected in income against the change in carrying value of the related debt of €60.0 million.

NOTE 6
DISTRIBUTION FROM MOBIFON S.A. (“MOBIFON”)

During the quarter, MobiFon paid $15.5 million to its shareholders, representing the second installment of a $27.6 million dividend declared in March of this year. The final installment of $0.6 million was paid in October 2002. The Company has used a portion of the proceeds to repay $10.0 million of its senior credit facility and to fulfill its funding commitments in its operating subsidiary, Ceský Mobil a.s.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2002
(in thousands of U.S. dollars)

NOTE 6
DISTRIBUTION FROM MOBIFON S.A. (“MOBIFON”) (CONT’D)

On October 30, 2002, the shareholders of MobiFon approved further distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. MobiFon’s shareholders are expected, but not required, to participate pro-rata in the share repurchase. Accordingly, the Company’s ultimate ownership of MobiFon may vary between 53.4% and 54.8%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase.

NOTE 7
CORPORATE CREDIT FACILITY

As a result of the repayment described above, the amount available and outstanding on the corporate credit facility expiring December 15, 2002, is now $63.5 million. Under the terms of the facility, any amount received by the Company and flowing from dividends paid by its Central and Eastern European operations, other than amounts representing operational and investment requirements of the Company and ClearWave to December 15, 2002, will be used to further reduce the amount outstanding on the corporate facility. The Company is currently in discussions with the syndicate of lenders to extend the terms of its corporate facility beyond its December 15, 2002 stated maturity. There is no certainty the lenders will agree to such extension. The facility is secured by substantially all assets of the Company.

NOTE 8
LONG-TERM CREDIT FACILITY IN MOBIFON

On August 27, 2002, MobiFon closed a $300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at September 30, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at September 30, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios, including debt and capital ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52%, respectively. In October 2002, MobiFon also entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. During the nine-month period ended September 30, 2002, MobiFon has deferred financing costs in the amount of $7.8 million relating to the new senior facility. Under the facility, MobiFon must comply with certain affirmative covenants such as the maintenance of certain financial covenants and ratios, including debt and capital ratios.

The facility also contains customary negative covenants and mandatory prepayment provisions which, among other things, limit MobiFon’s ability to create liens, dispose of assets or make distributions not provided for by the facility. The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of the Company’s and of the minority interests’ shares in MobiFon and by substantially all of the assets of MobiFon.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2002

(in thousands of U.S. dollars)

NOTE 8

LONG-TERM CREDIT FACILITY IN MOBIFON (cont’d)
In connection with the early extinguishment of the syndicated senior credit facilities, unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totaling $4.9 million have been presented separately in the consolidated statement of income (loss) as expenses related to the extinguishment of debt due to their unusual nature.

NOTE 9

EARNINGS PER SHARE
The following is a reconciliation of the basic and fully diluted earnings per share computations:

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001
	$	$	$	$

		[Restated	[Restated
		Note 11]		Note 11]

Numerator
Income (loss) from continuing operations	(9,025)	217,261	70,364	178,308
Interest paid in shares on convertible debentures	—	—	—	(11,625)
Accretion of equity component of convertible debentures	—	(7,133)	(2,260)	(9,833)

Income (loss) from continuing operations — basic	(9,025)	210,128	68,104	156,850
Effect of conversion of all debentures	—	7,299	—	22,153

Income from continuing operations — diluted		217,427		179,003
Net income (loss)	(41,294)	183,878	(91,537)	(185,601)
Interest paid in shares on convertible debentures	—	—	—	(11,625)
Accretion of equity component of convertible debentures	—	(7,133)	(2,260)	(9,833)

Net income (loss) attributable to common shareholders	(41,294)	176,745	(93,797)	(207,059)

Denominator
Weighted average number of common shares and share equivalent outstanding (in thousands)	502,172	16,327	439,143	16,243
Effect of conversion of all convertible debentures	—	41,153	—	11,930
Dilutive effect of Units	—	9,174	—	9,174
Weighted average number of common shares outstanding — diluted	—	66,654	—	37,347

NOTE 10

DISCONTINUED OPERATIONS
On March 5, 2002 the Company adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest within the next twelve months. Subsequent to March 31, 2002, there has been a significant deterioration in the value of the Brazilian real relative to the U.S. dollar and in the trading value of shares of the Company’s Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. In light of these sustained declines, the Company recorded in the second quarter a loss from discontinued operations of $129.6 million. Of this amount, $118.5 million consists of foreign exchange translation losses related to these investments of which $86.2 million were already recorded as a reduction of shareholders’ equity as of March 31, 2002.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2002
(in thousands of U.S. dollars)

NOTE 10
DISCONTINUED OPERATIONS (CONT’D)

During the third quarter, there has been a significant further deterioration in the value of the Brazilian real relative to the U.S. dollar. Consequently, the Company recorded in the third quarter a loss from discontinued operations of $32.3 million which substantially consists of foreign exchange translation losses related to these investments. The value of the Company’s discontinued Brazilian assets remains subject to periodic reassessments to the date of disposal.

Several legal proceedings related to the Company’s discontinued operations have been ongoing since July 2000 when the Company and other partners initiated legal proceedings in order to invalidate certain changes to the ownership structure of Telpart effected by one of the partners which, according to the Company and other partners, contravened the general telecommunications law and breached certain agreements. Although, the Company occupies one of three seats on Telpart’s Board of Directors, during the quarter, the Company ceased to have board representation at Telpart’s subsidiaries as a result of legal proceedings which the Company is vigorously contesting. The Company maintains that it has the legal right to joint control over these investments and is still pursuing legal proceedings to enforce this right but for which final judgments have not yet been issued. In light of these changes, the Company has ceased to proportionately account for these discontinued operations and accounts for its investment using the equity method.

NOTE 11
COMPARATIVE FIGURES

Certain comparative figures were restated to conform to the presentation adopted in this nine-month period ended September 30, 2002 interim consolidated financial statements, with respect to discontinued operations and a change in accounting policy regarding foreign currency translation as described in Note 3 to the 2001 annual financial statements.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 12

SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,

	2002				2001

					[Restated, Note 11]

		Czech	Corporate			Czech	Corporate
	Romania	Republic	and		Romania	Republic	and
	Cellular	Cellular	Other	Total	Cellular	Cellular	Other	Total
	$	$	$	$	$	$	$	$

Revenues
Services	112,585	62,872	—	175,457	96,112	34,513	2,219	132,844
Equipment	5,276	4,476	—	9,752	3,110	3,403	76	6,589

	117,861	67,348	—	185,209	99,222	37,916	2,295	139,433
Cost of services	21,031	31,853	—	52,884	18,743	23,940	1,012	43,695
Cost of equipment	9,106	5,910	—	15,016	6,331	3,813	124	10,268
Selling, general and administrative expenses	23,363	21,174	1,648	46,185	21,773	16,013	8,086	45,872

Operating income (loss) before depreciation and amortization	64,361	8,411	(1,648)	71,124	52,375	(5,850)	(6,927)	39,598
Depreciation and amortization	21,404	19,307	39	40,750	19,445	11,191	529	31,165

Operating income (loss)	42,957	(10,896)	(1,687)	30,374	32,930	(17,041)	(7,456)	8,433

Acquisition of property, plant and equipment, including unpaid acquisitions	21,871	19,802	—	41,673	43,768	26,008	101	69,877

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 12 (cont’d)

SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2002				2001

					[Restated, Note 11]
		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$

Revenues
Services	311,510	159,074	—	470,584	260,696	82,588	7,250	350,534
Equipment	15,342	12,066	—	27,408	8,292	9,378	312	17,982

	326,852	171,140	—	497,992	268,988	91,966	7,562	368,516
Cost of services	59,014	84,965	—	143,979	52,178	68,629	3,515	124,322
Cost of equipment	26,775	15,149	—	41,924	16,905	12,458	429	29,792
Selling, general and administrative expenses	68,224	58,120	6,578	132,922	60,953	46,894	22,725	130,572

Operating income (loss) before depreciation and amortization	172,839	12,906	(6,578)	179,167	138,952	(36,015)	(19,107)	83,830
Depreciation and amortization	62,734	47,347	120	110,201	55,027	30,480	1,513	87,020

Operating income (loss)	110,105	(34,441)	(6,698)	68,966	83,925	(66,495)	(20,620)	(3,190)

Acquisition of property, plant and equipment, including unpaid acquisitions	59,363	70,092	57	129,512	91,637	47,466	172	139,275

Property, plant and equipment, licenses and goodwill as at September 30, 2002 and December 31, 2001	534,279	585,045	743	1,120,067	537,739	483,604	845	1,022,188

Total assets of continuing operations as at September 30, 2002 and December 31, 2001	669,052	628,514	51,995	1,349,561	648,946	542,159	63,471	1,254,576

TELESYSTEM INTERNATIONAL WIRELESS INC.

THIRD QUARTER 2002

SUPPLEMENTARY INFORMATION

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT — PROPORTIONATE (UNAUDITED)(1)

(in thousands of U.S. dollars)

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,

	2002				2001

		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$

Revenues
Services	61,235	12,228	—	73,463	27,763	3,427	2,219	33,409
Equipment	2,870	871	—	3,741	899	338	76	1,313

	64,105	13,099	—	77,204	28,662	3,765	2,295	34,722
Cost of services	11,439	6,195	—	17,634	5,414	2,377	1,012	8,803
Cost of equipment	4,953	1,150	—	6,103	1,829	379	124	2,332
Selling, general and administrative expenses	12,707	4,050	1,649	18,406	6,289	1,210	8,086	15,585

Operating income (loss) before depreciation and amortization	35,006	1,704	(1,649)	35,061	15,130	(201)	(6,927)	8,002
Depreciation and amortization	11,642	3,756	39	15,437	5,777	1,111	529	7,417

Operating income (loss)	23,364	(2,052)	(1,688)	19,624	9,353	(1,312)	(7,456)	585

(1)	Proportionate financial figures represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT — PROPORTIONATE (UNAUDITED)(1)

(in thousands of U.S. dollars)

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2002				2001

		Czech	Corporate			Czech	Corporate
	Romania	Republic	and		Romania	Republic	and
	Cellular	Cellular	Other	Total	Cellular	Cellular	Other	Total
	$	$	$	$	$	$	$	$

Revenues
Services	169,431	31,114	—	200,545	74,317	8,127	7,250	89,694
Equipment	8,345	2,360	—	10,705	2,364	924	312	3,600

	177,776	33,474	—	211,250	76,681	9,051	7,562	93,294
Cost of services	32,098	16,620	—	48,718	14,867	6,766	3,515	25,148
Cost of equipment	14,563	2,963	—	17,526	4,818	1,227	429	6,474
Selling, general and administrative expenses	37,120	11,303	6,579	55,002	17,368	2,651	22,725	42,744

Operating income (loss) before depreciation and amortization	93,995	2,588	(6,579)	90,004	39,628	(1,593)	(19,107)	18,928
Depreciation and amortization	34,225	9,257	120	43,602	16,146	2,997	1,513	20,656

Operating income (loss)	59,770	(6,669)	(6,699)	46,402	23,482	(4,590)	(20,620)	(1,728)

(1)	Proportionate financial figures represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

TELESYSTEM INTERNATIONAL WIRELESS INC.

TIW’S NET DEBT POSITION AS AT SEPTEMBER 30, 2002 AND OTHER DATA (UNAUDITED)

(in thousands of U.S. dollars)

	Investee Level
					TIW’s Net Debt
	Paid-in			Net
	Capital	Debt	Cash	Debt	Consolidated	Proportionate
	$	$	$	$	$	$

Investees

Central & Eastern Europe
MobiFon	270,556	267,700	58,094	209,606	209,606	113,933
TIW Czech	4,587	—	322	(322)	(322)	(67)
Ceský Mobil	362,207	422,528	211	422,137	422,317	83,521
Corporate(1)	21,467	—	226	(226)	(226)	(193)

					631,375	197,194
Other	54,027	—	7	(7)	(7)	(7)

Total Investees					631,368	197,187
Corporate	1,302,784	287,275	28,069	259,206	259,206	259,406

Total					890,574	456,593

(1)	Excludes inter-company demand loans

OUTSTANDING SHARE DATA AS AT OCTOBER 31, 2002

The following represents all equity shares outstanding and the number of Subordinate Voting Shares into which all securities are convertible, exercisable or exchangeable:

Subordinate
Voting Share

Subordinate Voting Shares outstanding	467,171,780
Preferred Shares outstanding	35,000,000
Convertible instruments and other
Outstanding granted employees and directors’ stock options	32,170,826
Warrants	15,819,253
Units	—
Convertible Equity Subordinated Debentures	281,023

550,442,882